UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
(Names of Subject Company (Issuer) and Name of Filing Person (Offeror))

Lloyds Banking Group plc American Depositary Shares representing 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5)

Lloyds Banking Group plc American Depositary Shares representing 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9)

(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Adriana Maestas

Chief Legal Officer

North America

Lloyds Bank Corporate Markets

1095 Avenue of the Americas

New York, NY 10036

212-930-5007

(Name, Address and Telephone Number of Agent for Service)

Copies to:

John W. Banes DAVIS POLK & WARDWELL LLP 450 Lexington Avenue New York, New York 10017 United States Tel. No.: 212-450-4000	Diana Billik ALLEN & OVERY LLP 52 avenue Hoche CS 90005 75379 Paris Cedex 08, France Tel. No.: +33 (0)1 40 06 5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$809,160,000(1)	$75,010(2)

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This valuation assumes the exchange of $374,810,000 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares and $434,350,000 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares, evidenced in the form of American Depositary Shares. For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the Preference Shares (as defined below) will be validly tendered in the Exchange Offers by holders of such Preference Shares.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by .00009270 and includes the total filing fee of $69,525.00 paid in connection with the Offeror’s Registration Statement on Form F-4 (Registration Statement No. 333-260953) filed on November 10, 2021 and the filing fee of $5,485 paid in connection with the Offeror’s Schedule TO-1 filed on November 10, 2021.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $69,525.00
Form or Registration No.: 333-260953 (filed November 10, 2021)
Amount Previously Paid: $5,485.00
Form or Registration No.: Schedule TO-I (filed November 10, 2021)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the tender offer statement on Schedule TO filed on November 10, 2021 (the “Original Schedule TO”), as amended by the Amendment No. 1 to the Original Schedule TO filed on December 7, 2021 (the “Amendment No. 1” and, together with the Original Schedule TO and the Amendment No. 1, the “Schedule TO”), each filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the offer by Lloyds Banking Group plc (“LBG” or the “Offeror”), to exchange any and all outstanding American Depositary Shares (“ADSs”) representing LBG’s 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 1 Preference Shares”) and ADSs representing LBG’s 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares (the “Series 2 Preference Shares” and, together with the Series 1 Preference Shares the “Preference Shares”) for the New Notes (as defined below) to be issued by LBG. This offer is part of the Exchange Offer described below.

LBG’s offer to exchange, on the terms and conditions described in the prospectus dated December 9, 2021 (the “prospectus”), which is incorporated by reference as an exhibit herein, 3.369% Fixed Rate Reset Subordinated Debt Securities due 2046 (with a call date in 2041) (the “New Notes”), to be issued by LBG plus (if applicable) the relevant cash consideration amount as stated on the front cover of the prospectus, plus accrued and unpaid dividends or interest (as the case may be) in cash, plus (if applicable) cash amounts in lieu of any fractional New Notes, for:

(1) any and all of the outstanding Series 1 Preference Shares (ISIN/CUSIP 144A: US539439AC38 / 539439AC3, Reg S: USG5533WAA56 / G5533WAA5), Series 2 Preference Shares (ISIN/CUSIP 144A: US539439AF68 / 539439AF6, Reg S: US539439AE93 / 539439AE9) and 6.00% Subordinated Notes due 2033 issued by HBOS plc (the “Series 1 Existing Subordinated Notes”) (the “Any and All Offer”), and

(2) up to the Cap Amount (as defined below) of LBG’s 4.582% Subordinated Debt Securities due 2025 (the “Series 3 Existing Subordinated Notes”) and LBG’s 4.500% Fixed Rate Subordinated Debt Securities due 2024 (the “Series 2 Existing Subordinated Notes” and, collectively with the Series 1 Existing Subordinated Notes and Series 3 Existing Subordinated Notes, the “Existing Subordinated Notes”) (the “Capped Offer” and, together with the Any and All Offer, the “Exchange Offer”).

The Series 1 Existing Subordinated Notes and the Preference Shares are collectively referred to as the “Any and All Offer Securities” and the Series 2 Existing Subordinated Notes and the Series 3 Existing Subordinated Notes are collectively referred to herein as the “Capped Offer Notes”. The Preference Shares and the Existing Subordinated Notes are collectively referred to herein as the “Existing Securities”.

Capitalized terms used herein and not defined otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO, Amendment No. 1 and the prospectus, as applicable. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule TO or Amendment No. 1.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 10, 2021, LBG issued a press release announcing the final results of the Exchange Offer, which expired at 11:59 p.m. (New York City time) on Thursday, December 9, 2021. The aggregate principal amount of each series of Existing Securities validly tendered and accepted for exchange is set out below:

Title of Security	Issuer	ISIN/CUSIP	New Notes Exchange Consideration(1)	Cash Consideration Amount(2)	Total Exchange Consideration(1)(3)	Principal Amount Outstanding	Principal Amount Accepted in Exchange Offer	Principal Amount Outstanding Following Exchange Offer
Any and All Offer
ADSs representing 6.413% Non-Cumulative Fixed to Floating Rate Preference Shares	LBG	144A: US539439AC38 / 539439AC3 Reg S: SG5533WAA56 / G5533WAA5	$1,306.88	$146.00	$1,452.88	$374,810,000	$325,820,000	$48,990,000
ADSs representing 6.657% Non-Cumulative Fixed to Floating Rate Preference Shares	LBG	144A: US539439AF68 / 539439AF6 Reg S: US539439AE93 / 539439AE9	$1,386.95	$110.00	$1,496.95	$434,350,000	$396,723,000	$37,627,000
6.00% Subordinated Notes due 2033	HBOS plc	144A: US4041A2AF14 / 4041A2AF1 Reg S: US4041A3AG79 / 4041A3AG7	$1,220.34	$145.00	$1,365.34	$466,113,000	$164,967,000	$301,146,000
Capped Offer
4.500% Fixed Rate Subordinated Debt Securities due 2024	LBG	US53944YAA10 / 53944YAA1	$1,086.06	$0.00	$1,086.06	$1,000,000,000	$0.00	$1,000,000,000
4.582% Subordinated Debt Securities due 2025	LBG	US539439AM10 / 539439AM1	$1,109.10	$0.00	$1,109.10	$1,327,685,000	$0.00	$1,327,685,000

(1)	Total Exchange Consideration and New Notes Exchange Consideration are per $1,000 principal amount of Existing Securities accepted for exchange pursuant to the Exchange Offer. The Total Exchange Consideration includes both the Cash Consideration Amount and the New Notes Exchange Consideration. (as defined in the prospectus).

(2)	Per $1,000 principal amount of Existing Securities accepted for exchange pursuant to the Exchange Offer. The Cash Consideration Amount is already included in the Total Exchange Consideration calculated from the applicable Fixed Spread.

(3)	In addition to the applicable Total Exchange Consideration, LBG will pay accrued and unpaid dividends (in the case of the Preference Shares) or interest (in the case of Existing Subordinated Notes) up to, but not including, the Settlement Date.

New Notes

Title of Series	ISIN/CUSIP	New Notes Interest Rate(1)	Optional Redemption Date	Maturity Date	Reset Coupon	Reset Date	Issue Price	Aggregate Principal Amount Issued
3.369% Fixed Rate Reset Subordinated Debt Securities due 2046 with a call date in 2041	US53944YAQ61 / 53944YAQ6	3.369%	From (and including) September 14, 2041 to (and including) December 14, 2041	December 14, 2046	5-year US Treasury Rate +1.50%	December 14, 2041	100%	$1,175,176,000

(1)	The New Notes Interest Rate is based on the bid-side yield of the Benchmark Security, as of 10:00 a.m. New York City time on December 7, 2021, plus the Spread to Benchmark Security, calculated in accordance with the procedures set forth in the Prospectus.

The Minimum New Issue Size condition has been satisfied. The Offeror has accepted for exchange all validly tendered Any and All Offer Securities, $0.00 in aggregate principal amount of validly tendered Series 2 Existing Subordinated Notes with Exchange Priority 1 and $0.00 in aggregate principal amount of validly tendered Series 3 Existing Subordinated Notes with Exchange Priority 2. Capped Offer Notes have not been accepted for purchase by the Offeror as the amount of the Any and All Offer Securities accepted exceeds the Cap Amount.

The aggregate principal amount of New Notes to be issued pursuant to the Exchange Offer is $1,175,176,000. Any and All Offer Securities and Capped Offer Notes that have not been accepted for purchase by the Offeror will remain outstanding following the Exchange Offer.

A copy of the press release is filed as exhibit (a)(5)(ii) to this Amendment No. 2.

Item 12. Exhibits.

Exhibits filed as part of this Amendment No. 2 are listed below. Exhibits incorporated by reference are so indicated.

Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)***	Prospectus, dated December 9, 2021.
(a)(5)(i)**	Press release announcing the Exchange Offer.
(a)(5)(ii)	Press release, dated December 10, 2021.
(b)	Not applicable.
(d)(1)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 1 Preference Shares
(d)(2)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S ADSs, in respect of the Series 1 Preference Shares
(d)(3)*	Amended and Restated Rule 144A Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Rule 144A ADSs, in respect of the Series 2 Preference Shares
(d)(4)*	Amended and Restated Regulation S Deposit Agreement dated as of February 18, 2020 among LBG, The Bank of New York Mellon, as Depositary and owners and beneficial owners of Regulation S American Depositary Shares, in respect of the Series 2 Preference Shares
(g)	Not applicable.
(h)	Not applicable.

______________

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on November 10, 2021.

**	Previously filed pursuant to Rule 425 of Securities Exchange Act of 1933 with the Commission on November 10, 2021.

***	Previously filed pursuant to Rule 424 of Securities Exchange Act of 1933 with the Commission on December 9, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 10, 2021

LLOYDS BANKING GROUP plc

By:	/s/ Claire-Elizabeth Padley
Name: Claire-Elizabeth Padley
Title: Head of Capital, HOLDCO & RRP